SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-684

                          GOULDS PUMPS, INCORPORATED
            (Exact name of registrant as specified in its charter)

                          300 WillowBrook Office Park
                           Fairport, New York  14450
                                (716) 387-6600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $1.00 Per Share
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)          [X]
Rule 12g-4(a) (1) (ii)         [ ]
Rule 12g-4(a) (2) (i)          [ ]
Rule 12g-4(a) (2) (ii)         [ ]
Rule 12h-3(b) (1) (i)          [X]
Rule 12h-3(b) (1) (ii)         [ ]
Rule 12h-3(b) (2) (i)          [ ]
Rule 12h-3(b) (2) (ii)         [ ]
Rule 15d-6                     [ ]

Approximate number of holders or record as of the certification or notice date:

     Common Stock   -     1

Pursuant to the requirements of the Securities Exchange Act of 1934, Goulds Pumps, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       GOULDS PUMPS, INCORPORATED


                                       BY:   /s/ Michael T. Tomaino
                                            Michael T. Tomaino
                                            Vice President, General
                                            Counsel and Secretary


DATE:  May 30, 1997